Part III: **Manner of Operations**

     Item 7:   **Order Types and Attributes**

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Order Types

BOATS only accepts limit day orders ("orders"). An order that is posted on the ATS and immediately executed (matched with a contra interest) against an order that was previously posted on the ATS is referred to as a "marketable" order; the order that was previously posted on the ATS is referred to as a "resting" order.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER A and ORDER B are "resting" orders i.e., they are posted on the ATS and they are awaiting a contra interest;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 500 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) @ $10 at 11:02 p.m. against resting ORDER A;

ORDER C is a marketable order

ORDER B remains resting on the ATS and will be held on the ATS until the end of the session, until the order is canceled, or until it is executed (matched with a contra interest)

All orders on the ATS order book are canceled at the end the trading session.

The only time-in-force instruction accepted by the ATS is DAY.
Routing
Orders are not routed away from BOATS. Message Priority
Incoming orders and related messages e.g., cancellations, etc. are processed in the order in which they are received by the ATS.

Match Priority

Orders are time-stamped to the millisecond by the ATS upon receipt, as are cancel/replaces. Orders are matched by the ATS on a price/time priority basis.

The orders of a Subscriber/Sponsored Access Client that enters both buy and sell orders in the same NMS Stock into the ATS are matched against each other, but only if there is not an existing order on the order book at the same or a better price. For example, assume the ATS receives the following orders:

- ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $15.10 at 11:00 p.m.;

- ORDER B: tagged with identifier CLIENT2, a LIMIT DAY buy

order to buy 550 shares of ABC @ $15.10 at 11:01 p.m.;

- ORDER C: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 600 shares of ABC @ $15.10 at 11:02 p.m.;

- ORDER D: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 100 shares of ABC @ $15.10 at 11:03 p.m.; and

- ORDER E: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 800 shares of ABC @ $15.10 at 11:04 p.m.

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the Operating Hours.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until such order has expired by its terms, is canceled, or is executed and, when executed, is binding on the Subscriber placing the order (executed orders entered by Sponsored Access Clients are binding against the Subscriber providing sponsored access because BOATS' contractual relationship is with the Subscriber providing sponsored access, not the Sponsored Access Client). Subscribers/Sponsored Access Clients may cancel their pending orders at any time before execution at their discretion.

A reduction in an order's size through a cancel/replace instruction does not affect the order's original time priority. Changes that increase an orders size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade credit and risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price). The CCO or his or her designee determines the limits for each Subscriber based on a credit risk assessment before the Subscriber is permitted to commence trading on the ATS. These controls reject Subscriber orders that exceed pre-set credit thresholds or that contain a sub-penny price, among others.

Required Fields
- Sending time (Time of order creation expressed in UTC)

- Client Order ID (unique identifier per order/per session)

- Side (Buy, Sell, Sell Short, Sell Short Exempt)
- Symbol

- Time In Force = DAY

- Order Type = Limit

- Price

Item 11: Trading Services, Facilities and Rules

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Matching - The ATS accepts only orders from Subscribers (Sponsored Access Clients may submit orders to the ATS through their sponsoring Subscriber). The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber/ Sponsored Access Client enters. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis. Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of

ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

The reference price for the trading session is the last national securities exchange print, post session, as of 7:30 p.m. ET.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case-by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 26% for NMS Stocks priced greater than $50; 30% for NMS Stocks priced greater than $25 and up to and including $50; and 40% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum

price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and
$0.0001 for orders priced below $1.00. Orders received with price increments below the preceding are rejected. Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.